The EMI Group

Ref: 82-373

02 AUG 27 AM 8:20

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

02049518

By Airmail

9th August, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th August 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 9th August 2002 confirming that, as at 6th August 2002, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Company Secretary

SUPPL

Enc.

The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/34

Company Announcements Office,
London Stock Exchange.

9th August, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 7th August 2002 and received on 9th August 2002, that, as at 6th August 2002, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Company Secretary